UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Hansen Natural Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    411310105
                                 (CUSIP Number)

                                 Rodney C. Sacks
                              1010 Railroad Street
                            Corona, California 92882
                                 (909) 739-6200

                                 With a copy to:

                             Benjamin M. Polk, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              (Page 1 of 10 Pages)

CUSIP No. 411310105                13D/A                 Page 2 of 10 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Brandon Limited Partnership No. 1
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                297,822
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                297,822
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            297,822
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            2.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 3 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Brandon Limited Partnership No. 2
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,591,667
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,591,667
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            1,591,667
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            14.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 4 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Rodney Cyril Sacks
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            South Africa
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                655,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,889,489
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                655,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,889,489
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,544,489
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            23.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 5 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Hilton Hiller Schlosberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                614,097
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,891,489
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                614,097
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,891,489
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,505,586
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            22.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 6 of 10 Pages


INTRODUCTION

     This Amendment No. 5 ("AMENDMENT NO. 5") amends the statement on Schedule 13D dated November 21, 1990 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 dated March 29, 1991 ("AMENDMENT NO. 1"), Amendment No. 2 dated June 11, 1993 ("AMENDMENT NO. 2"), Amendment No. 3 dated August 29, 1994 ("AMENDMENT NO. 3") and Amendment No. 4 dated November 22, 2004 ("AMENDMENT NO. 4") (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are sometimes referred to herein collectively as this "STATEMENT ON SCHEDULE 13D"), relating to the common stock, par value $.005 per share ("COMMON STOCK"), of Hansen Natural Corporation, a Delaware corporation (formerly known as Unipac Corporation) (the "COMPANY").

     Any capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     THE SECOND PARAGRAPH OF ITEM 3 IS HEREBY AMENDED BY DELETING THE SECOND PARAGRAPH OF ITEM 3 IN ITS ENTIRETY AND INSERTING IN LIEU THEREOF THE FOLLOWING:

     This statement on Schedule 13D relates to a total of 3,160,586 shares of Common Stock beneficially owned by the Reporting Persons, consisting of (i) 297,822 shares by Brandon No. 1, (ii) 1,591,667 shares by Brandon No. 2, (iii) 655,000 shares by Sacks (not including shares indirectly beneficially owned through Brandon No. 1 and Brandon No. 2), and (iv) 616,097 shares by Schlosberg (not including shares indirectly beneficially owned through Brandon No. 1 and Brandon No. 2).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     ITEM 5 IS HEREBY AMENDED BY DELETING ITEM 5 IN ITS ENTIRETY AND INSERTING IN LIEU THEREOF THE FOLLOWING:

     See the response to Item 4 of this Schedule 13D, which is hereby incorporated by reference into this Item 5.

     (a)-(b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 3,160,586 shares, or 28.2% of the Common Stock.

     As of the date hereof, Brandon No. 1 and Brandon No. 2 directly beneficially own 297,822 shares, or 2.7%, of the Common Stock and 1,591,667 shares, or 14.6%, of the Common Stock, respectively. Each of Brandon No. 1 and Brandon No. 2 has shared power to vote and dispose of all shares of the Common Stock that are directly beneficially owned by it.

CUSIP No. 411310105                13D/A                 Page 7 of 10 Pages


         As of the date hereof, Sacks beneficially owns an aggregate of 2,544,489 shares, or 23.0%, of the Common Stock, as follows:


                                                                                    NATURE OF VOTING AND
                                                                               DISPOSITION POWER WITH RESPECT
NUMBER OF SHARES                NATURE OF BENEFICIAL OWNERSHIP                         TO SUCH SHARES
--------------------- --------------------------------------------------- ------------------------------------------
       495,000        Direct ownership of shares.                         Sole power.
       160,000        Direct ownership of shares issuable upon the
                      exercise of options to purchase Common Stock
                      which are currently exercisable or exercisable
                      within 60 days hereof (as discussed in Item 4).     Sole power.
       297,822        Indirect ownership through Brandon No. 1 as one     May be deemed to have shared power by
                      of the general partners of Brandon No. 1.           virtue of his position as one of the
                                                                          general partners of Brandon No. 1.
     1,591,667        Indirect ownership through Brandon No. 2 as one     May be deemed to have shared power by
                      of the general partners of Brandon No. 2.           virtue of his position as one of the
                                                                          general partners of Brandon No. 2.


CUSIP No. 411310105                13D/A                 Page 8 of 10 Pages


     As of the date hereof, Schlosberg beneficially owns an aggregate of 2,505,586 shares, or 22.7%, of the Common Stock, as follows:


                                                                                    NATURE OF VOTING AND
NUMBER OF SHARES               NATURE OF BENEFICIAL OWNERSHIP                         DISPOSITION POWER
-------------------- ---------------------------------------------------  ------------------------------------------
       454,097       Direct ownership of shares.                          Sole power.
         2,000       Direct ownership of shares jointly with his wife.    Shared power.
       160,000       Direct ownership of shares issuable upon the
                     exercise of options to purchase Common Stock
                     which are currently exercisable or exercisable
                     within 60 days hereof (as discussed in Item 4).      Sole power.
       297,822       Indirect ownership through Brandon No. 1 as one      May be deemed to have shared power by
                     of the general partners of Brandon No. 1.            virtue of his position as one of the
                                                                          general partners of Brandon No. 1.
     1,591,667       Indirect ownership through Brandon No. 2 as one      May be deemed to have shared power by
                     of the general partners of Brandon No. 2.            virtue of his position as one of the
                                                                          general partners of Brandon No. 2.



     Percentages calculated in this Schedule 13D with respect to Brandon No. 1 and Brandon No. 2 are based upon an aggregate of 10,891,103 shares of Common Stock outstanding as of November 30, 2004 (the "Aggregate Outstanding Shares"). Percentages calculated in this Schedule 13D with respect to each of Sacks and Schlosberg are based upon the Aggregate Outstanding Shares plus 160,000 shares of Common Stock issuable to such person upon exercise of options to purchase Common Stock. Percentages calculated in this Schedule 13D with respect to the Reporting Persons as a group are based upon the Aggregate Outstanding Shares plus 320,000 shares of Common Stock issuable to the Reporting Persons upon exercise of options to purchase Common Stock.

     Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Schlosberg (i) 456,097 shares of Common Stock that he beneficially owns directly (2,000 of which he jointly owns with his wife); (ii) 160,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof; and (iii) 69,411 shares held by Brandon No. 1 with respect to the limited partnership interests in Brandon No. 1 held by Mr. Schlosberg and his children, and (b) with respect to Mr. Sacks
(i) 495,000 shares of Common Stock that he beneficially owns directly; (ii) 160,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof; and (iii) 65,046 shares held by Brandon No. 1 with respect to the limited partnership interests in Brandon No. 1 held by Mr. Sacks, his children, a limited partnership of which Mr. Sacks is the general partner and he and his children are the limited partners, and a trust for the benefit of his children.

CUSIP No. 411310105                13D/A                 Page 9 of 10 Pages


     c) Following are transactions in the Company's securities effected by the Reporting Persons since the last transaction disclosed in Amendment No. 4:


BRANDON NO. 2

                 NUMBER OF
                 SHARES OF
                  COMMON
DATE               STOCK        A/D*   PRICE PER SHARE          WHERE AND HOW THE TRANSACTION WAS EFFECTED
------------- ---------------- ------- ---------------- ------------------------------------------------------------
12/01/04          200,000      D       N/A                      Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.

___________________
* "A" means an acquisition of securities and "D" means a disposition of securities.


         (d)           Not applicable.

         (e)           Not applicable.

CUSIP No. 411310105                13D/A                 Page 10 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December  8, 2004


                                           BRANDON LIMITED PARTNERSHIP NO. 1

                                           By:  /s/ Rodney C. Sacks
                                                --------------------------------
                                                Name:    Rodney C. Sacks
                                                Title:   General Partner

                                           BRANDON LIMITED PARTNERSHIP NO. 2

                                           By:  /s/ Rodney C. Sacks
                                                --------------------------------
                                                Name:     Rodney C. Sacks
                                                Title:    General Partner

                                           /s/  Rodney C. Sacks
                                           -------------------------------------
                                           RODNEY C. SACKS

                                           /s/  Hilton H. Schlosberg
                                           -------------------------------------
                                           HILTON H. SCHLOSBERG